July 31, 2019

Richard Stewart
Chief Executive Officer
Achieve Life Sciences, Inc.
1040 West Georgia Street, Suite 1030
Vancouver, British Columbia, V6E 4H1

       Re: Achieve Life Sciences, Inc.
           Registration Statement on Form S-1
           Filed July 25, 2019
           File No. 333-232817

Dear Mr. Stewart:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Amanda Rose, Esq.